Exhibit 4.12
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the Company’s common stock is based upon the Company’s Amended and Restated Articles of Incorporation (“Articles”), the Company’s Amended and Restated Bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Articles and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Articles and Bylaws, each of which is filed as an exhibit on Form 8‑K of which this Exhibit 4.12 is a part.

Authorized Capital Stock

Under the Articles, the Company’s authorized capital stock consists of 75,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

Common Stock

Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the Nasdaq Global Select Market under the ticker symbol “ITRI.”

Dividend Rights. Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Voting Rights. Each share of our common stock entitles its holder to one vote on all matters voted on by the shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Articles.

Right to Receive Liquidation Distributions. Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, in the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.

Rights and Preferences. Holders of our common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock by us could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Certain provisions of our Articles and Bylaws could have the effect of delaying, deferring or preventing a change of control of our company without further action by our shareholders and may adversely affect the voting and other rights of the holders of common stock. For example, our Articles and Bylaws include provisions that:
•authorize our Board of Directors to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future;
•limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice;
•provide that directors may only be removed for cause;
•set the Superior Court of Spokane County of the State of Washington as the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the Company or the Company’s shareholders, (c) any action asserting a claim against the Company arising under or pursuant to, or based on, any provision of the Washington Business Corporation Act or our Articles or Bylaws, or (d) any action asserting a claim against the Company governed by the internal affairs doctrine; and
•provide for a classified Board of Directors, which will generally make it more difficult for shareholders to replace a majority of our Board of Directors.
Washington law, our Articles and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective. Similarly, state anti-takeover laws in the State of Washington related to corporate takeovers may prevent or delay a change of control of our Company.